Mail Stop 4561

August 8, 2007

Mr. John J. Moran
Executive Vice President,
Chief Financial Officer and Director
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

> **RE:** **Nexity Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 0-30777**

Dear Mr. Moran:

We have reviewed your supplemental response letter dated August 1, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Composition of Allowance for Loan Losses, page 39

1. We have reviewed your response to prior comment one from our letter dated July 18, 2007. In order to allow investors to fully understand the qualitative and quantitative factors impacting the level of your unallocated allowance and the types of loans to which those factors relate, please revise your '34 Act filings accordingly to disclose the detailed information provided in your response.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51

2. We have reviewed your response to prior comment two from our letter dated July 18, 2007. Paragraph 16b of SFAS 95 specifically precludes classification of cash flows related to SFAS 115 trading securities as investing activities. Further, paragraph 8 of SFAS 102 specifies that the cash flows related to these securities

(i.e. SFAS 115 trading) should be classified as operating activities. See our comment below and advise or revise as necessary.

3.   Please provide us with a comprehensive analysis of the impact of this change on your Statements of Cash Flows, including the quantitative and qualitative factors considered (SAB 99 analysis). If you determine that this change would result in a material change, please amend your Forms 10-K and 10-Q for the fiscal year ended December 31, 2006 and fiscal quarter ended March 31, 2007, respectively to present cash flows from purchases and sales of trading securities as operating activities. In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment. Also, consider the need to file an Item 4.02 8-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant